Filed by Capitol Investment Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Doma Holdings, Inc.

Commission File No. 001-39754

Doma Holdings, Inc. Announces Date for First Quarter 2021 Financial Results Conference Call

May 21, 2021 03:30 PM Eastern Daylight Time

SAN FRANCISCO--(BUSINESS WIRE)--Doma Holdings, Inc. (“Doma” or the “Company”), a leading force for disruptive change in the real estate industry, today announced that it will report first quarter 2021 financial results after the market close on Tuesday, May 25, 2021. Management will host a conference call and webcast to present the Company’s financial results at 4:30 pm ET on Tuesday, May 25, 2021. This comes on the heels of Doma entering into a business combination agreement in March 2021 with Capitol Investment Corp. V (NYSE: CAP, CAP WS and CAP.U) (“Capitol”), a publicly traded special purpose acquisition company.

Doma First Quarter 2021 Financial Results Conference Call

When: Tuesday, May 25, 2021

Time: 4:30 pm ET

Dial-in: (866) 968-0276 (US/Canada Toll-Free) or (236) 714-4007 (International) with conference ID 9383520

Live Webcast: https://www.doma.com/investors/

Replay: An archived webcast of the conference call will be accessible from the “Presentations” section of the Company’s Investor Relations website at https://www.doma.com/investors/. The replay will be available for twelve months.

About Doma

Doma (formerly States Title Holding, Inc.) is architecting the future of real estate transactions. The company uses machine intelligence and its patented technology solutions to transform residential real estate, making closings instant and affordable. Doma and its family of brands – States Title, North American Title Company (NATC) and North American Title Insurance Company (NATIC) – offer solutions for current and prospective homeowners, lenders, title agents, and real estate professionals that make closings vastly more simple and efficient, reducing cost and increasing customer satisfaction. Doma’s clients include some of the largest bank and non-bank lenders in the United States. In March 2021, Doma announced plans to become publicly traded via a merger with Capitol Investment Corp. V (NYSE: CAP, CAP WS and CAP.U). To learn more visit doma.com.

About Capitol Investment Corp. V

Capitol Investment Corp. V is a $345 million public investment vehicle with the mission to invest in and help build an industry-leading public company that will aim to deliver long-term value to shareholders. Capitol is led by Chairman and Chief Executive Officer, Mark D. Ein, and President and Chief Financial Officer, L. Dyson Dryden. The Capitol team has raised $1.5 billion in five SPACs since 2007 and closed four SPAC mergers. Capitol’s securities are listed on the New York Stock Exchange under the ticker symbols CAP, CAP WS and CAP.U.

Additional Information and Where to Find It

This press release relates to a proposed transaction between Doma and Capitol. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Capitol has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Capitol, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Capitol stockholders. Capitol also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Capitol are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capitol through the website maintained by the SEC at www.sec.gov.

The documents filed by Capitol with the SEC also may be obtained free of charge at Capitol’s website at https://www.capinvestment.com/ or upon written request to 1300 17th Street North, Suite 820, Arlington, Virginia 22209.

Participants in Solicitation

Capitol and Doma and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, total addressable market (TAM), market share and competition and potential benefits of the transactions described herein, and expectations related to the terms and timing of the transactions described herein. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Doma’s and Capitol’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumptions and are beyond the control of Doma and Capitol.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transactions described herein; failure to realize the anticipated benefits of the transactions described herein; risks relating to the uncertainty of the projected financial information with respect to Doma; future global, regional or local economic, political, market and social conditions, including due to the COVID-19 pandemic; the development, effects and enforcement of laws and regulations, including with respect to the title insurance industry; Doma’s ability to manage its future growth or to develop or acquire enhancements to its platform; the effects of competition on Doma’s future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those other factors included in Capitol’s final prospectus relating to its initial public offering dated December 1, 2020 (File No. 333-249297) and the registration statement on Form S-4 (File No. 333-254470) filed with the SEC under the heading “Risk Factors,” and other documents Capitol filed, or will file, with the SEC.

If any of these risks materialize or Doma’s or Capitol’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Doma nor Capitol presently know or that Doma or Capitol currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Doma’s and Capitol’s expectations, plans or forecasts of future events and views as of the date of this press release. Doma and Capitol anticipate that subsequent events and developments will cause Doma’s and Capitol’s assessments to change. However, while Doma and Capitol may elect to update these forward-looking statements at some point in the future, Doma and Capitol specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Doma’s and Capitol’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Investor Contact: Chris Mammone | The Blueshirt Group for Doma | ir@doma.com

Media Contact: Martha Shaughnessy | The Key PR for Doma | press@doma.com